SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Taomee Holdings Limited

(Name of Issuer)

Ordinary shares, par value US$0.00002 per share (the “Ordinary Shares”)

(Title of Class of Securities)

G8673T 108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Name of Reporting Person Crow Zhen Wei

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 74,492,593 Ordinary Shares. (1) Universys Holdings Ltd. may also be deemed to have sole voting power with respect to the above shares. See Item 4.

	6	Shared Voting Power 0

	7	Sole Dispositive Power 74,492,593 Ordinary Shares. (1) Universys Holdings Ltd. may also be deemed to have sole dispositive power with respect to the above shares. See Item 4.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,492,593 Ordinary Shares.

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 9.83% (2)

12	Type of Reporting Person* IN

(1) Including 1) 13 Ordinary Shares directly held by Universys Holdings Ltd., and 2) 74,492,580 Ordinary Shares represented by 3,724,629 American Depositary Shares, each representing 20 Ordinary Shares (“ADSs”), directly held by Universys Holdings Ltd.

(2) Based on the 757,684,760 Ordinary Shares outstanding as of December 31, 2013.

1	Name of Reporting Person Universys Holdings Ltd. I.R.S. Identification No. of Above Persons (Entities Only) N/A

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
74,492,593 Ordinary Shares, including 13 Ordinary Shares and 74,492,580 Ordinary Shares represented by 3,724,629 ADSs.

Crow Zhen Wei may also be deemed to have sole voting power with respect to the above shares. See Item 4.

	6	Shared Voting Power 0

7

Sole Dispositive Power
74,492,593 Ordinary Shares, including 13 Ordinary Shares and 74,492,580 Ordinary Shares represented by 3,724,629 ADSs.

Crow Zhen Wei may also be deemed to have sole dispositive power with respect to the above shares. See Item 4.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,492,593 Ordinary Shares.

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 9.83% (1)

12	Type of Reporting Person* CO

(1) Based on the 757,684,760 Ordinary Shares outstanding as of December 31, 2013.

Item 1(a).	Name of Issuer: Taomee Holdings Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District Shanghai 200233 People’s Republic of China

Item 2(a).	Name of Person Filing: Crow Zhen Wei Universys Holdings Ltd.
Item 2(b).

Address of Principal Business Office, or, if none, Residence:
Crow Zhen Wei:

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233

People’s Republic of China

Universys Holdings Ltd.:

Trinity Chambers, P.O. Box 4301

Road Town, Tortola

British Virgin Islands.

Item 2(c)	Citizenship: Crow Zhen Wei – People’s Republic of China Universys Holdings Ltd. – British Virgin Islands
Item 2(d).	Title of Class of Securities: Ordinary shares, par value US$0.00002 per share (the “Ordinary Shares”)
Item 2(e).	CUSIP Number: G8673T 108

Item 3.	Not Applicable

Item 4.	Ownership:
The following information with respect to the ownership of the Ordinary Shares of the Issuer by each of the Reporting Persons is provided as of December 31, 2013:

Reporting Persons	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Crow Zhen Wei	74,492,593	9.83%	74,492,593	0	74,492,593	0

Universys Holdings Ltd.	74,492,593	9.83%	74,492,593	0	74,492,593	0

Universys Holdings Ltd., a British Virgin Islands company, is the record owner of 74,492,593 Ordinary Shares of the Issuer, including 13 Ordinary Shares and 74,492,580 Ordinary Shares represented by 3,724,629 ADSs of the Issuer. Mr. Crow Zhen Wei is the sole owner of Universys Holdings Ltd.. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Wei may be deemed to beneficially own all of the shares held by Universys Holdings Ltd..

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certification:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2014

Crow Zhen Wei

	By:	/s/ Crow Zhen Wei
Name: Crow Zhen Wei

Universys Holdings Ltd.

	By:	/s/ Crow Zhen Wei
Name: Crow Zhen Wei
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

Exhibit 99.1

EXHIBIT A:  Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value US$0.00002 per share, of Taomee Holdings Limited, a Cayman Islands exempted company, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature page to follow]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 28, 2014.

Crow Zhen Wei

	By:	/s/ Crow Zhen Wei
Name: Crow Zhen Wei

Universys Holdings Ltd.

	By:	/s/ Crow Zhen Wei
Name: Crow Zhen Wei
Title: Director